May 22, 2019

Lucas Sodr
Chief Executive Officer
VIVI HOLDINGS, INC.
951 Yamato Road, Suite 101
Boca Raton, FL 33431

       Re: VIVI HOLDINGS, INC.
           Registration Statement on Form 10-12G
           Filed May 7, 2019
           File No. 000-56009

Dear Mr. Sodr :

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Consolidated Financial Statements

Note 9. Stockholders' Equity, page 69

1. Please explain in detail why you believe that the cash based transactions with the same shareholder are sufficient evidence to represent the most readily determinable fair value of your common stock. Tell us whether you obtained or performed contemporaneous or retrospective valuations in connection with determining the fair value of your common stock. That is, explain how you substantiated your enterprise value using this fair value.
      In addition, provide us with a detailed analysis of how you considered whether the goods or services received in the share-based payment transactions represent the most readily determinable fair value. Clarify the portion of your disclosure that indicates the shares were issued in exchange for open ended services that will be provided on an as if needed basis. Explain why the full amount was expensed immediately. In this regard, describe the terms of the arrangements with your employees and advisors including the number of hours required and pay rate per hour. Describe the nature of the services acquired and
 Lucas Sodr
VIVI HOLDINGS, INC.
May 22, 2019
Page 2
      indicate when these services are to be performed to earn the share-based compensation.
2. We note that you repurchased 200,000 common shares from your founder at $3.00 per share on September 19, 2018. We further note that you repurchased 346,036 shares of common stock for $470,300 during the period ended December 31, 2017. Please tell us how you considered these repurchase prices when determining the fair value of your common stock on the various repurchase dates.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Barbara Jacobs, Assistant Director, at (202) 551-3735 with any other questions.



                                                          Sincerely,

FirstName LastNameLucas Sodr                              Division of
Corporation Finance
                                                          Office of Information
Technologies
Comapany NameVIVI HOLDINGS, INC.
                                                          and Services
May 22, 2019 Page 2
cc:       Bracha Pollack
FirstName LastName